EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,
	2013	2012
	(Millions)
Net income attributable to Tenneco Inc.	$117	$117
Add:
Interest expense	39	63
Portion of rental representative of the interest factor	10	9
Income tax expense	59	39
Noncontrolling interests	18	14
Amortization of interest capitalized	2	2
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	—	1
Earnings as defined	$245	$245
Interest expense	39	63
Interest capitalized	2	2
Portion of rentals representative of the interest factor	10	9
Fixed charges as defined	$51	$74
Ratio of earnings to fixed charges	4.80	3.31